2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3; Tel: +1.604.685.1870;  Fax: +1.604.685.8045;
Email: info@pfncapital.com, www.pfncapital.com

August 8, 2011

NEXT GEN METALS INC.
2303 West 41st Avenue
Vancouver, BC V6M 2A3

Attention: Mr. John Oness

RE:         LETTER AGREEMENT FOR THE PURCHASE AND SALE OF THE OPTION TO ACQUIRE A 60% INTEREST IN THE DESTINY GOLD PROJECT, VAL D’OR, QUEBEC

Further to our conversations on the above subject, this letter agreement (“LA”) sets out our mutual agreement that Pacific North West Capital Corp. (“PFN”), as optionor, will grant to Next Gen Metals Inc. (“NGM”), as optionee, an option (the “Option”) to purchase all of PFN’s right, title and interest in and to PFN’s option (the “Initial Option”) to earn a 60% interest (the “PFN Option Interest”) in the Destiny Gold Project (formerly the Despinassy Project) (the “Project”), which PFN Option Interest was acquired by PFN under an option agreement (the “Destiny Agreement”) between PFN and Alto Ventures Ltd. (“Alto”) dated July 28, 2009.  The Project, located near Val D’Or, Quebec, Canada, is more particularly described in Schedule “A” attached to and forming part of this LA.

This LA, when executed by the parties, will be binding and effective as of August 8, 2011 (the “Effective Date”), and shall serve as a legal agreement.

Completion of the transaction contemplated under this LA is subject to the approval of the TSX, the TSX Venture Exchange and the shareholders of each of PFN and NGM.

In consideration of the premises and mutual covenants hereinafter set out and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, NGM and PFN agree as follows:

1)	NGM Representations and Warranties. NGM represents and warrants to PFN:

(a)	it is a company, duly registered and in good standing under the laws of British Columbia, and it is duly organized and validly subsisting under such laws; it has full power and authority to carry on its business and to enter into the LA and any agreement or instrument referred to or contemplated by this LA and to carry out and perform all of its obligations and duties hereunder;

(b)	it will duly obtain all necessary corporate authorizations for the execution, delivery and performance of this LA and such execution, delivery and performance and the consummation of the transactions herein contemplated will not contravene any existing laws and will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating documents or any shareholders' or directors' resolution or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound; and

(c)	this LA has been duly executed and delivered by NGM and is a legal, valid and binding obligation of NGM, enforceable against NGM in accordance with its terms.

2)	PFN Representations and Warranties. PFN represents and warrants to NGM:

(a)	it is a company, duly registered and in good standing under the laws of British Columbia, Canada, and it is duly organized and validly subsisting under such laws;

(b)	it has full power and authority to carry on its business and to enter into this LA and any agreement or instrument referred to or contemplated by this LA and to carry out and perform all of its obligations and duties hereunder;

(c)	it will duly obtain all necessary corporate authorizations for the execution, delivery and performance of this LA and such execution, delivery and performance and the consummation of the transactions herein contemplated will not contravene any existing laws and will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating documents or any shareholders' or directors' resolution or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound;

(d)	the Project, including all mineral claims comprising the Project, is properly and accurately described in Schedule “A” attached to and forming a material part of this LA;

(e)	it owns the PFN Option Interest, the PFN Option Interest is in good standing under the Destiny Agreement and the Destiny Agreement is in full force and effect, all as of the date of the LA;

(f)	it has the right to vend, option, assign or otherwise transfer all or any portion of the PFN Optioned Interest to a third party at any time, subject to any third party also being bound by the terms of the Destiny Agreement; and

(g)	this LA has been duly executed and delivered by PFN and is a legal, valid and binding obligation of PFN, enforceable against PFN in accordance with its terms.

3)	Payments. All payments made between the parties to this LA shall be paid by electronic transfer or by cheque of immediately available funds to an account to be specified by PFN.

4)	Option. Subject to the terms and conditions hereof, PFN hereby grants to NGM an irrevocable right and option to acquire all right, title and interest of PFN in and to the PFN Option Interest, free and clear of any liens, encumbrances and security interests of any nature (the “Option”) for an aggregate purchase price of: (i) a total of $675,000 cash; a total of 15,000,000 NGM common shares; and a total of 4,000,000 NGM share purchase warrants (the “Purchase Price”)

Initial Payment (“Initial Payment”)

Cash: Upon execution of this LA, NGM will pay to PFN a non-refundable payment of $50,000;

and

Interim Payments and Issuances (“Interim Payments”)

Cash: NGM shall pay to PFN an additional $625,000 cash as follows:

(a)	NGMshall pay to PFN an additional $75,000 on or before the firstanniversary of this LA;

(b)	NGMshall pay to PFN an additional $200,000 on or before the second anniversary ofthis LA; and

(c)	NGMshall pay to PFN an additional $350,000 on or before the third anniversaryof this LA;

Shares: NGM shall issue to PFN a total of 15,000,000 common shares of NGM, which shares when issued shall be issued as fully paid and non-assessable shares, as follows;

(a)	NGMshall issue and deliver to PFN 4,550,000 common shares concurrent with NGM’sdelivery to PFN of the notice of Option Commencement referred to in paragraph 5below;

(b)	NGMshall issue and deliver to PFN an additional 5,225,000 common shares on orbefore the first anniversary of this LA; and

(c)	NGMshall issue and deliver to PFN an additional 5,225,000 common shares on orbefore he second anniversary of this LA; and

Warrants: NGM shall issue to PFN a total of 4,000,000 share purchase warrants, all of which shall be delivered to PFN concurrent with NGM’s delivery to PFN of the notice of Option Commencement referred to in paragraph 5 below, the warrant terms which are as follows:

(a)	1,000,000 warrants shall be exercisable into up to 1,000,000 common shares of NGM at a purchase price of $0.25/share, expiring four years from the date of issue of the warrants;

(b)	an additional 1,000,000 warrants shall be exercisable into up to 1,000,000 common shares of NGM at a purchase price of $0.30/share, expiring four years from the date of issue of the warrants;

(c)	an additional 1,000,000 warrants shall be exercisable into up to 1,000,000 common shares of NGM at a purchase price of $0.35/share, expiring four years from the date of issue of the warrants; and

(d)	an additional 1,000,000 warrants shall be exercisable into up to 1,000,000 common shares of NGM at a purchase price of $0.50/share, expiring four years from the date of issue of the warrants,

and all common shares issued upon exercise of the warrants shall be issued as fully paid and non-assessable shares. If, prior to an issuance of any NGM shares to PFN pursuant to this paragraph 4, there shall be any reorganization of the authorized share capital of NGM by way of consolidation, merger, subdivision, amalgamation or otherwise (a “Fundamental Change”), then there shall automatically be an adjustment in the number and class of securities issued thereafter pursuant to this paragraph 4 so that in lieu of issuing the number and class of shares which, but for such Fundamental Change and this provision, would have been issued, NGM or its successors shall instead issue such number and class of new securities as PFN would have received as a result of the Fundamental Change if the shares had been issued prior to the occurrence of the Fundamental Change.

5)	Due Diligence and Approvals. Subject to making the Initial Payment in accordance with paragraph 4 above, NGM shall be entitled to conduct a due diligence review of the Project to confirm claim titles, environmental liabilities, and such other matters as it may reasonably determine. In addition NGM shall pursue and acquire such approvals as may be necessary including shareholder approval and regulatory approval. On or before ten days following regulatory and other required approvals, NGM shall provide written notice to PFN on whether or not it will commence the Option (“Option Commencement”). If NGM notifies PFN that it will not commence the Option then the Option and this LA shall be terminated immediately upon PFN’s receipt of such notice. If NGM fails to provide notice of Option Commencement on or before November 15, 2011, then the Option and this LA shall be terminated in accordance with paragraphs 10 and 11 below.

6)	PFN to Maintain Initial Option with Alto. From the Effective Date until the earlier of (i) the date of termination of the Option in accordance with paragraphs 10 and 11 below; or (ii) the date of exercise of the Option and the transfer and registration of the PFN Option Interest from PFN to NGM, PFN shall maintain the PFN Option Interest, and any resulting joint venture interest on completion of the exercise in full of the PFN Option Interest, by continuing to make all outstanding cash payments and issuances of PFN shares, complete the Exploration Expenditures (as such term is defined in the Destiny Agreement), exercise the Initial Option, enter into the contemplated joint venture as contemplated in the Destiny Agreement upon exercise of the Initial Option and complete all other acts, including forbearance from taking any acts, as are set out in the Destiny Agreement and required for the maintenance of the Initial Option and resultant joint venture. While the Option is in existence and on and after exercise of the Option, PFN agrees not to withdraw from the Initial Option or resultant joint venture, or knowingly default on any of its obligations thereunder, unless NGM agrees to such withdrawal or default in advance or PFN has managed to transfer and register all interest in the Project and joint venture thereof to NGM.

7)	PFN Optioned Interest and Joint Venture Costs. NGM shall be responsible for all option payments and costs required to be made by PFN in order to exercise the PFN Option Interest, except for any share issuances required to be made by PFN to Alto, which share issuances shall remain the obligation of PFN. For clarity, NGM shall be responsible for all Exploration Expenditures (as such term is defined in the Destiny Agreement) and other Program (as such term is defined in the Destiny Agreement) costs required to be made by PFN in order to exercise the PFN Option Interest and all costs and expenditures of any resultant joint venture. PFN shall pay all costs which may arise from any default by it of the Initial Option.

8)	Exercise of Option. Upon NGM having made all the payments set out in paragraph 4 on or before the dates set out therein, therefore having fulfilled all conditions of this LA, NGM shall deliver to PFN a written notice (the “Exercise Notice”) that it has fulfilled the conditions of this LA. NGM shall then acquire an undivided 100% interest in the PFN Optioned Interest, which PFN Optioned Interest shall then be transferred to NGM as soon as reasonably practicable thereafter.

9)	Option Expiration. The Option shall expire unexercised on November 15, 2011 (the “Expiry Date”), unless the Expiry Date is extended by the parties hereto.

10)	Events of Default. Each and every of the events set forth in this paragraph shall be an event of default (an “Event of Default”):

(a)	If NGM fails to make any payment or issue any shares or warrants when due as set out in paragraph 4 above, and such failure continues for 10 business days thereafter;

(b)	If NGM fails to deliver to PFN a notice of Option Commencement on or before November 15, 2011 in accordance with paragraph 5 above;

(c)	If either of the parties hereto defaults in observing or performing any material term, covenant or condition of this LA, other than as specified in paragraphs (a) and (b) above, on its part to be observed or performed and such failure continues for 10 business days thereafter;

(d)	If the representations, warranties or other statements of either party in this LA, any other collateral document delivered hereunder or given in connection with the Option were at the time given false or misleading in any material respect;

(e)	If PFN defaults in observing to perform any term, covenant or condition of the Destiny Agreement by which it is bound, makes an assignment thereof to a party other than NGM or a nominee of NGM, makes an assignment for the benefit of creditors, or admits in writing of its inability to pay its debts as they become due, or is adjudicated bankrupt or insolvent;

(f)	If a party hereto petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; or

(g)	If any petition or application for the appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced against a party hereto or an order, judgment or decree is entered appointing any such trustee, receiver or liquidator, or approving the petition in any such proceedings.

11)	Effect of Event of Default. If any one or more Events of Default occurs and is continuing, the non-defaulting party may in its sole discretion and without limitation in respect of any other rights it may have in law or hereunder, terminate this LA by providing the defaulting party with ten days notice of such termination and the Option and this LA shall be terminated effective the eleventh day after the notice is received by the defaulting party unless the defaulting party shall have cured the default during such period. If PFN defaults in meeting its obligations under the Destiny Agreement, then if possible NGM may elect to make the payments thereof and conduct such underlying option to the best extent possible or negotiate with Alto to become primary optionee. PFN shall cooperate and assist in all manner possible to assist NGM to preserve its underlying optioned interest and rights thereunder.

The provisions of paragraphs 18 and 20 shall survive the termination of this LA. Notwithstanding any termination of this LA, each party shall remain liable to the other party for those of its obligations that should have been performed by the party prior to such termination. Termination of this LA pursuant to this paragraph shall not in any way limit the recourse of the non-defaulting party at law or otherwise with respect to the default or breach that resulted in such termination.

12)	No Encumbrances Against Project. During the term of this LA, neither of the parties shall be entitled to grant any mortgage, charge or lien of or upon the Project or any portion thereof without the prior written consent of the other party or Alto.

13)	Notice. All deliveries, notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or email to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

If to PFN, at:

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver, BC, V6M 2A3 Attention: Harry Barr President, Director Tel: 604-685-1870 Fax: 604-685-8045 Email: hbarr@pfncapital.com

If to NGM, at:

Next Gen Metals Inc. 2303 West 41st Avenue Vancouver, BC, V6M 2A3 Attention: John Oness VP Corporate Business Development Tel: 604-648-1423 Fax: 604-685-8045 Email: jay@pfncapital.com

14)	Currency. Unless otherwise expressly stated, all references to dollars herein are in Canadian currency.

15)	Time. Time shall be of the essence hereof.

16)	Entire Agreement and Successors. This LA constitutes the entire agreement between the parties and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, with respect to the Option and the Project. This LA shall enure to the benefit of and be binding upon the parties hereto and their respective successors. This LA shall not be assignable by either party without the prior written consent of the other party hereto.

17)	Execution and Counterparts. This LA may be executed and delivered in one or more counterparts and may be executed and delivered by facsimile or by PDF and each of which when executed and delivered shall be deemed an original and all of which counterparts, facsimiles and PDFs together shall be deemed to constitute one and the same instrument.

18)	Governing Law. This LA shall be governed by and construed in accordance with the laws of British Columbia, Canada and the federal laws of Canada applicable in British Columbia and will be treated in all respects as a British Columbia contract. The parties attorn to the exclusive jurisdiction of the courts of British Columbia.

19)	Further Assurances. Each party to this LA shall from time to time and at all times hereafter, at the request and expense of the requesting party, do and perform all such further acts, matters and things and execute and deliver all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purposes of giving effect to the LA.

20)	Confidentiality. NGM acknowledges that it has been and will be furnished by PFN with confidential information (“Information”) regarding the Project solely for the purpose of evaluating and facilitating the transaction contemplated by the LA. NGM agrees that Information will be used solely for the purpose of evaluating the possible transaction and that the Information will, at all times, be kept confidential by NGM and its representatives and, without limiting the generality of the foregoing, NGM agrees that it will not: (i) directly or indirectly disclose the Information to any person or other entity, or (ii) make commercial use of the Information outside of information that has already been made public by PFN and Alto; provided that any Information may be disclosed to its representatives who require such Information for the sole purpose of evaluating the possible transaction and who shall be informed by NGM of the confidential nature of such Information and who have agreed to be bound by the terms of this agreement as if they were parties hereto.

21)	News Releases. The parties agree to issue joint news releases, where possible, with both parties signing off prior to dissemination. In this regard, if either party contemplates a news release regarding the Project that contains the name of the other party, the party shall first forward the proposed news release to the other party for approval by any director or officer of the other party, such approval to be provided within a reasonable time and in any event within sufficient time to permit the news release to be issued within the time required by applicable law or regulatory policy, and such approval not to be unreasonably withheld.

IN WITNESS WHEREOF the parties have caused this LA to be executed by their duly authorized signatories.

Next Gen Metals Inc.

Per:
JOHN ONESS VP Corporate Business Development

Pacific North West Capital Corp

Per:
HARRY BARR President and CEO